UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2022

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Impact of over-issuance under BBPLC US Shelf dated 28 March 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 28, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 28, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

28 March 2022

Barclays PLC and Barclays Bank PLC ("Barclays")

Impact of over-issuance under BBPLC US Shelf

● Update on the capital and other impacts of certain securities issuances identified by Barclays Bank PLC as being in excess of registered amounts
● No impact on Barclays PLC's £1bn share buyback programme, save that it is now expected to commence in Q222
● Group CET1 ratio expected to be in the middle of the 13-14% target range as at 31 March 2022

As part of its structured products business, Barclays Bank PLC ("BBPLC"), a subsidiary of Barclays PLC ("BPLC"), is a frequent issuer of structured notes and exchange traded notes in the United States and elsewhere. These securities are often issued to meet actual and anticipated client demand for such securities.

BBPLC has determined that the securities offered and sold under its US shelf registration statement during a period of approximately one year exceeded the registered amount (such excess, the "Affected Securities")1 giving rise to a right of rescission among certain purchasers of Affected Securities requiring BBPLC to repurchase the Affected Securities at their original purchase price. As a result, BBPLC has elected to conduct a rescission offer to eligible purchasers of the Affected Securities. Details of the rescission offer will be published by BBPLC in due course.

Based on current market prices of the Affected Securities and the estimated pool of potentially eligible purchasers electing to participate in the rescission offer, Barclays expects the rescission losses (net of tax) to be c.£450m and the CET1 ratio of BPLC and its consolidated subsidiaries to be in the middle of the 13-14% target range as at 31 March 2022. This reflects a c.14 bps reduction from the estimated loss and a further c.15 bps reduction due to an increase in risk weighted assets in respect of short-term hedging arrangements designed to manage the risks to Barclays arising out of the rescission offer. The equivalent impact on BBPLC's solo-consolidated CET1 ratio as at 31 March 2022 is expected to be a reduction of c.23 bps in respect of the estimated loss and c.23 bps in respect the hedging impact. The hedging impacts will reverse on conclusion of the rescission offer.

The above represents Barclays' best estimate at this time of losses which may arise from these matters and will be reflected in BPLC's Q122 Results Announcement. Barclays is also assessing the impact of these matters on prior period financial statements of BBPLC.

Due to the current proximity to its closed period, the £1bn share buyback programme announced on 23 February 2022 as part of FY21 Results is now expected to commence in Q222 following the publication of BPLC's Q122 Results Announcement.

Barclays has commissioned an independent review of the facts and circumstances relating to this matter including, among other things, the control environment related to such issuances. Separately, regulatory authorities are conducting inquiries and making requests for information.

BBPLC intends to file a new automatic shelf registration statement with the SEC as soon as practicable. Barclays remains committed to its structured products business in the United States.

Note 1: In August 2019, BBPLC registered US$20.8bn in maximum aggregate offering price of securities (the "Registered Amount") and has exceeded the Registered Amount by approximately US$15.2bn.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jonathan Tracey
+44 (0)20 7773 2136	+44 (0)20 7116 4755

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group. For further information about Barclays, please visit our website home.barclays.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to BPLC, BBPLC and the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays' future financial condition and performance are identified in BPLC's and BBPLC's respective filings with the SEC (including, without limitation, BPLC's and BBPLC's respective Annual Report on Form 20-F for the fiscal year ended 31 December 2021), which are available on the SEC's website at www.sec.gov.

Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inside Information

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014 (as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended).